UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

ULTRATECH, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

904034105

(CUSIP Number of Class of Securities)

Arthur W. Zafiropoulo

President and Chief Executive Officer

Ultratech, Inc.

3050 Zanker Road

San Jose, California 95134

(408) 321-8835

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Jeffrey W. Walbridge, Esq.

O’Melveny & Myers LLP

610 Newport Center Drive, 17th Floor

Newport Beach, California 92660

(949) 760-9600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$5,462,601	$305

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all options to purchase common stock of Ultratech, Inc. that are eligible for exchange in the offer will be tendered for new awards of restricted stock units and cancelled pursuant to the offer. These options cover an aggregate of 1,744,056 shares of Ultratech, Inc. common stock.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009, equals $55.80 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$305	Filing party:	Ultratech, Inc.
Form or Registration No.:	Schedule TO	Date filed:	September 16, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☑

*If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed by Ultratech, Inc. (the “Company”) with the Securities and Exchange Commission on September 16, 2009 and amended and supplemented on September 28, 2009. The Schedule TO relates to a one-time stock option exchange program pursuant to which the Company is offering certain employees the opportunity to exchange certain options to purchase up to an aggregate of 1,744,056 shares of the Company’s common stock, whether vested or unvested, that were granted under the Company’s equity incentive plans and have a per share exercise price equal to or greater than $13.50, as described in the Offer to Exchange Certain Outstanding Stock Options, as amended on September 28, 2009 and filed as Exhibit (a)(1)(i) with the Schedule TO, and the related Election Form and Release Agreement, as amended on September 28, 2009 and filed as Exhibit (a)(1)(ii) with the Schedule TO.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Amendment No. 2 amends and restates only the item to the Schedule TO that is being amended and restated, and unaffected items and exhibits are not included herein. This Amendment No. 2 is the final amendment to the Schedule TO and reports the results of the tender offer. This Amendment No. 2 is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Exchange Act.

ITEM 4.	TERMS OF THE TRANSACTION

Item 4 of the Schedule TO is hereby amended and supplemented to add the following information:

“The option exchange program expired on October 14, 2009 at 9:00 p.m. Pacific Time. A total of 75 eligible employees participated in the option exchange. Pursuant to the terms and conditions of the option exchange, the Company accepted for exchange options to purchase an aggregate of 799,799 shares of the Company’s common stock, representing 46% of the total number of options originally eligible for exchange. These surrendered options were cancelled effective as of the expiration of the option exchange, and immediately thereafter and in exchange therefor, the Company granted a total of 123,189 new restricted stock units under the Company’s 1993 Stock Option/Stock Issuance Plan.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

ULTRATECH, INC.

By:	/S/ BRUCE R. WRIGHT
Bruce R. Wright
Chief Financial Officer and Senior Vice President, Finance

Date:	October 15, 2009